United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2026

NEPTUNE REM, LLC

(Exact name of issuer as specified in its charter)

Delaware	92-1301404
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

412 W. Norfolk Ave., Suite 2

Norfolk, NE 68701

(Full mailing address of principal executive offices)

970-634-9281

(Issuer’s telephone number, including area code)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Realbricks Technologies (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the our expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Semiannual Report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Realbricks Technologies Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which, including the impact of macroeconomic trends, are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described in our Offering Circular as amended and filed with the Securities and Exchange Commission on June 10, 2026, pursuant to Rule 253(g) of Regulation A under the headings “Summary – Selected Risks Associated with Our Business” and “Risk Factors”, which are incorporated herein by reference. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

The Company has established separate Series for the holding of long- and short-term residential rental properties. The debts, liabilities, and obligations incurred, contracted for or otherwise existing with respect to a particular Series of the Company are enforceable against the assets of the applicable Series only, and not against the assets of the Company. Neptune REM manages all Series Assets of each individual Series including the sale of property, renting of the long- or short-term, residential housing rental property, maintenance and insurance.

Terra Mint is the parent company of Neptune REM. As discussed in further detail in the Operating Agreement of Neptune REM, Terra Mint is also the Managing Member of Neptune REM. Terra Mint was incorporated in the State of Wyoming on April 23, 2021. Neptune REM is a real estate investment platform that allows individual investors to have direct access to quality long and short term residential real estate investment opportunities and invest in individual rental properties.

Our Managing Member, Terra Mint, is the sole owner and operator of the Realbricks Technologies Platform (“Realbricks”), an online real estate investment marketplace, which may be found on the website www.realbricks.com. Currently, we are a wholly-owned subsidiary of Terra Mint.

Since its formation on November 7, 2022, our Company has been engaged primarily in acquiring properties for its Series and developing the financial offering and other materials to begin fundraising. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Recent Developments

Sale of the Stag Property

On February 7, 2026, the Company entered into a uniform purchase agreement (the “Stag Uniform Purchase Agreement”) to sell the single-family home located at 7919 N. 93rd St, Omaha, NE 68122 (the “Stag Property”) to a buyer for $350,000. Following the sale, the Company liquidated the Stag Series LLC (the “Stag Series”) and returned all investor funds on or about March 6, 2026. The Stag Promissory Note was not repaid from the sale proceeds. As of June 30, 2026, $316,955 of principal remained outstanding under the Stag Promissory Note, which was extended to June 30, 2027 as described below.

New Series

The Melwood Series LLC

On May 4, 2026, the Company established The Melwood Series LLC (the “Melwood Series”) whose assets will include a residential property to be constructed at 7056 Train Station Way, Louisville, KY 40272, together with all improvements and appurtenances (the “Melwood Property”). On April 30, 2026, the Company and D.R. Horton, Inc. (the “Seller”) entered into a Purchase and Sale Agreement (the “Melwood Agreement”) for the conveyance of the Melwood Property. The total purchase price of the Melwood Property is $280,000 reflecting a base price of $297,900 plus $5,920 for upgrades and customizations less a $23,820 special adjustment credit that is forfeitable if the Company defaults under the Melwood Agreement. The Company has tendered refundable earnest money of $3,000 to be credited at closing. To fund the balance of the purchase price not covered by current subscription proceeds, Terra Mint Group, Corp., as the Company’s Managing Member (the “Managing Member”), provided the Company with an unsecured, non-revolving intercompany promissory note to the Company in the principal amount of $183,150 bearing interest at 4.49% per annum, with recourse limited solely to the assets of the Melwood Series and repayable from net proceeds of subsequent closings or in full on the fifth anniversary of funding while the Melwood Series offering continues on the Realbricks platform (the “Melwood Note”). The Company intends to close on the Melwood Property on or about October 15, 2026 (the “Melwood Closing Date”).

1

The Rossville Series LLC

On May 4, 2026, the Company established The Rossville Series LLC (the “Rossville Series”) whose assets include a residential property located at 1005 Hunter Court, Memphis, IN 47143, together with all improvements and appurtenances (the “Rossville Property”). On April 25, 2026, the Company and Seller entered into a Purchase and Sale Agreement (the “Rossville Agreement”) for the conveyance of the Rossville Property. The total purchase price of the Rossville Property is $259,900 reflecting a base price of $274,900 plus $5,565 for upgrades and customizations less $20,565 special adjustment credit that is forfeitable if the Company defaults under the Rossville Agreement. To fund the balance of the purchase price not covered by current subscription proceeds, the Managing Member provided the Company with an unsecured, non-revolving intercompany promissory note to the Company in the principal amount of $176,355 bearing interest at 4.49% per annum, with recourse limited solely to the assets of the Rossville Series and repayable from net proceeds of subsequent closings or in full on the fifth anniversary of funding while the Rossville Series offering continues on the Realbricks platform (the “Rossville Note”). The Company closed on the Rossville Property on September 10, 2026 (the “Rossville Closing Date”).

Termination of the Michter and Weller Series

In February 2026, the Company terminated the planned purchases of the properties for The Michter Series LLC (the “Michter Series”) and The Weller Series LLC (the “Weller Series”). All investor funds held in escrow were returned, with refunds completed on May 18, 2026 for the Michter Series and June 26, 2026 for the Weller Series.

Extension of the Promissory Notes

In September 2026, effective as of June 26, 2026, the Dalmore Promissory Note, the Woody Creek Promissory Note, the Blanton Promissory Note, and the Stag Promissory Note were extended to a maturity date of June 30, 2027, on otherwise unchanged terms.

Emerging Growth Company

We may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

2

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Operating Results

Revenues are generated at the series level. For the six months ended June 30, 2026, the Dalmore Series, the Woody Creek Series, and the Blanton Series generated $13,750, $12,000, and $15,166 in revenue, respectively. No revenue was recognized for the Stag Series, whose property was sold during the period, or for the Garrison Series, the Jameson Series, and the Macallan Series, whose properties were acquired during the period and had not generated rental revenue as of June 30, 2026. The Cedar Ridge and Templeton properties were sold in July 2025 and November 2024, respectively. Consolidated revenue for the six months ended June 30, 2026 and June 30, 2025 was $40,916 and $44,792, respectively.

For the six months ended June 30, 2026 and June 30, 2025, we incurred $182,965 and $81,899 in operating expenses, respectively. The increase was primarily due to sourcing fees of $46,200 on the acquisition of the Garrison, Jameson, and Macallan properties and management fees of $27,131. Operating expenses for the six months ended June 30, 2026 includes $41,738 of deferred offering costs charged to operating expense upon the abandonment of the Stag Series offering. The Stag Series recognized a loss of $17,823 on the sale of the Stag Property, net of commissions and closing costs of $24,415, and incurred a disposition fee of $21,600 payable to the Manager. Consolidated net loss for the six months ended June 30, 2026 and June 30, 2025 was $191,361 and $85,332, respectively. Each series will be responsible for its own operating expenses, such as property taxes, property insurance, and home ownership association fees beginning on the closing date of the offering of such series.

Liquidity and Capital Resources

As of June 30, 2026 and December 31, 2025, our Company maintained $3,664 and $48,039 in cash or cash equivalents, respectively, and no series of interests maintained any cash or cash equivalents. Each Series owes the amounts stated in their respective promissory notes payable to the Managing Member (as set out below) and upon closing of each Series offering that income will be used to repay the accounts payable obligations to the Managing Member.

Each Series will repay any promissory notes or loans used to acquire its property with proceeds generated from the closing of the offering of such Series. No Series will have any obligation to repay a loan incurred by our Company to purchase a property for another Series.

On March 20, 2023, the Company established The Cedar Ridge Series LLC (the “Cedar Ridge Series”) for the purpose of acquiring residential property located at 7927 N. 93rd St., Omaha, Nebraska 68122, (“Cedar Ridge Property”). On March 20, 2023, the Cedar Ridge Property was transferred to the Cedar Ridge Series by the Managing Member. On July 3, 2025, the Cedar Ridge Property was sold to a buyer for $350,000. The Cedar Ridge Promissory Note was partially repaid from the sale proceeds and the remainder was extinguished, and all investor funds were returned on September 3, 2025.

On March 20, 2023, the Company established The Dalmore Series LLC (the “Dalmore Series”) for the purpose of acquiring residential property located at 7931 North 93rd Street, Omaha, Nebraska 68122, (“Dalmore Property”). On March 20, 2023, the Dalmore Property was transferred to the Dalmore Series by the Managing Member.

On March 20, 2023, the Company established The Templeton Series LLC (the “Templeton Series”) for the purpose of acquiring residential property located at 1502 Jones St. Unit 309 Omaha, Nebraska 68102, (“Templeton Property”). On March 20, 2023, the Templeton Property was transferred to the Templeton Series by the Managing Member. On November 7, 2024, the Company sold the Templeton Property to a buyer for $405,000. On February 5, 2025, the Templeton Series was liquidated and the proceeds were used to partially repay the Templeton note and Terra Mint extinguished the remaining balance (2025 gain on extinguishment of debt of $51,636). All Templeton Series investor funds were returned on April 2, 2025.

On March 20, 2023, the Company established The Woody Creek Series LLC (the “Woody Creek Series”) for the purpose of acquiring residential property located at 16316 Saratoga St, Omaha, Nebraska 68116, (“Woody Creek Property”). On March 20, 2023, the Woody Creek Property was transferred to the Woody Creek Series by the Managing Member.

3

On January 12, 2024, the Company established The Blanton Series LLC (the “Blanton Series”) for the purpose of acquiring residential property located at 7923 N 93rd St, Omaha, Nebraska 68122, (“Blanton Property”). On January 12, 2024, the Blanton Property was transferred to the Blanton Series by the Managing Member.

On January 12, 2024, the Company established The Stag Series LLC (the “Stag Series”) for the purpose of acquiring residential property located at 7919 N 93rd St, Omaha, Nebraska 68122, (“Stag Property”). On January 12, 2024, the Stag Property was transferred to the Stag Series by the Managing Member. The Stag Property was sold during the six months ended June 30, 2026, and all Stag Series investor funds were returned on March 6, 2026.

On August 11, 2025, the Company established The Garrison Series LLC for the purpose of acquiring a residential property to be constructed at 7012 Cottonseed Dr., Princeton, Texas 75407.

On August 11, 2025, the Company established The Weller Series LLC for the purpose of acquiring a residential property to be constructed at 405 Belgian Red Way, Wake Forest, North Carolina 27587.

On August 11, 2025, the Company established The Michter Series LLC for the purpose of acquiring a residential property to be constructed at 2089 Widgeon Point, Lebanon, Tennessee 37090.

The purchase of the Garrison property was completed in February 2026. The planned purchases for the Michter Series and the Weller Series were terminated in February 2026 and all investor funds were returned. The Company has also established The Jameson Series LLC (the “Jameson Series”) and The Macallan Series LLC (the “Macallan Series”), which completed the acquisition of their properties in May 2026.

On March 20, 2023, the Cedar Ridge Series entered into the Cedar Ridge Promissory Note for a principal amount of $379,435. On March 20, 2023, the Dalmore Series entered into the Dalmore Promissory Note for a principal amount of $379,435. On March 20, 2023, the Templeton Series entered into the Templeton Promissory Note for a principal amount of $406,299. On March 20, 2023, the Woody Creek Series entered into the Woody Creek Promissory Note for a principal amount of $337,851. On January 12, 2024, the Blanton Series entered into the Blanton Promissory Note for a principal amount of $400,300. On January 12, 2024, the Stag Series entered into the Stag Promissory Note for a principal amount of $400,300 (the “Cedar Ridge Promissory Note,” the “Dalmore Promissory Note,” the “Templeton Promissory Note,” the “Woody Creek Promissory Note,” the “Blanton Promissory Note”, and the “Stag Promissory Note” are collectively referred to herein as the “Promissory Notes”). As of June 30, 2026, the principal outstanding balances of the Dalmore Promissory Note, Woody Creek Promissory Note, Stag Promissory Note, and Blanton Promissory Note were $51,530, $209,721, $316,955, and $240,080, respectively. The Cedar Ridge Promissory Note and the Templeton Promissory Note were repaid or extinguished following the sale of the related properties.

The Promissory Notes have a term of 18 months commencing from the date on which an Offering commences (“Maturity Date”). The Cedar Ridge Promissory Note, Dalmore Promissory Note, Templeton Promissory Note, and Woody Creek Promissory Note bear interest at 4.41% at the date of issuance and the Blanton Promissory Note and Stag Promissory Note bear interest at 4.89% at the date of issuance. The Maturity Date was set as December 31, 2025 following the qualification of the Offering on June 27, 2024, and was extended in December 2025 to June 30, 2026. In September 2026, effective as of June 26, 2026, the Dalmore, Woody Creek, Blanton, and Stag Promissory Notes were further extended to June 30, 2027, on otherwise unchanged terms. The Promissory Notes, plus accrued interest, are repayable in full within 14 days of the Maturity Date. If we have not been able to raise sufficient funds through our Series’ Offering to repay the Promissory Notes and accrued interest in full, any outstanding balance due shall automatically convert into Series Interest of the related Series of such Promissory Note on the same terms as those offered to investors in that Series.

4

Trend Information

The Company has a limited operating history and has generated limited revenue from its operations. We have primarily generated revenue from renting to tenants long- and short-term residential housing. Under certain circumstances, we will consider multi-family and commercial real estate assets such as self-storage, warehouse, and industrial, office, and retail properties. Generally, the Company and Terra Mint have arranged for the purchase of a specific long- and short-term residential housing rental property either directly by the Series or by one of its parent companies. Recently, the Company and Terra Mint have also arranged for the purchases of specific long- and short-term residential housing rental properties, currently under development, by entering into home purchase agreements with the developer to secure an option to purchase the respective undeveloped property.

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial condition and the results of its operations. For more information, see the section titled “Risk Factors” in our most recent Post-Qualification Amendment on Form 1-A POS.

ITEM 2. OTHER INFORMATION

The information contained in “Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Overview – Recent Developments” is incorporated by reference as if fully set forth in this Item 2.

5

ITEM 3. FINANCIAL STATEMENTS

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Financial Statements

As of June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and 2025

6

Neptune REM LLC and its Series

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Balance Sheets as of June 30, 2026

(Unaudited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Garrison
ASSETS
CURRENT ASSETS
Cash	$-	$-	$-	$-	$-	$-	$-
Accounts receivable	-	1,850	-	-	-	-	-
Accounts receivable - related party	-	-	-	193,603	209,137	160,425	-
Escrow receivable	-	-	-	-	-	-	400
Deferred offering costs	-	66,663	-	66,663	-	48,325	10,537
TOTAL CURRENT ASSETS	-	68,513	-	260,266	209,137	208,750	10,937

REAL ESTATE ASSETS	-	355,000	-	319,998	-	360,000	230,558
Less: accumulated depreciation	-	(26,727)	-	(24,894)	-	(26,182)	(3,295)
REAL ESTATES ASSETS, NET	-	328,273	-	295,104	-	333,818	227,263

TOTAL ASSETS	$-	$396,786	$-	$555,370	$209,137	$542,568	$238,200

LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)
CURRENT LIABILITIES
Accounts payable	$-	$2,944	$-	$2,659	$7,536	$2,927	$-
Accounts payable - related parties	14,846	69,801	89,022	97,336	125,699	46,542	28,427
Notes payable - related party	-	51,530	-	209,721	316,955	240,080	-
Accrued liabilities	-	3,930	-	2,807	-	1,191	-
TOTAL CURRENT LIABILITIES	14,846	128,205	89,022	312,523	450,190	290,740	28,427

LONG-TERM DEBT
Security deposits	-	2,750	-	-	-	-	-
TOTAL LONG-TERM DEBT	-	2,750	-	-	-	-	-

TOTAL LIABILITIES	14,846	130,955	89,022	312,523	450,190	290,740	28,427

MEMBERS' EQUITY/(DEFICIT)	(14,846)	265,831	(89,022)	242,847	(241,053)	251,828	209,773

TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$-	$396,786	$-	$555,370	$209,137	$542,568	$238,200

See accompanying notes to the consolidated and consolidating financial statements, which are an integral part of these consolidated and consolidating financial statements.

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Balance Sheets as of June 30, 2026, continued

(Unaudited)

	Michter	Weller	Jameson	Macallan	Melwood	Rossville	Neptune REM	Consolidated
ASSETS
CURRENT ASSETS
Cash	$-	$-	$-	$-	$-	$-	$3,664	$3,664
Accounts receivable	-	-	1,487	1,487	-	-	-	4,824
Accounts receivable - related party	-	-	9,005	-	-	-	491,629	1,063,799
Escrow receivable	450	550	-	94,140	19,870	24,120	-	139,530
Deferred offering costs	-	-	10,537	10,537	-	-	-	213,262
TOTAL CURRENT ASSETS	450	550	21,029	106,164	19,870	24,120	495,293	1,425,079

REAL ESTATE ASSETS	-	-	215,568	215,568	3,000	3,000	-	1,702,692
Less: accumulated depreciation	-	-	(394)	(381)	-	-	-	(81,873)
REAL ESTATES ASSETS, NET	-	-	215,174	215,187	3,000	3,000	-	1,620,819

TOTAL ASSETS	$450	$550	$236,203	$321,351	$22,870	$27,120	$495,293	$3,045,898

LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)
CURRENT LIABILITIES
Accounts payable	$-	$-	$-	$-	$-	$-	$56,886	$72,952
Accounts payable - related parties	1,224	1,024	15,684	95,787	3,269	3,269	438,597	1,030,527
Notes payable - related party	-	-	-	-	-	-	-	818,286
Accrued liabilities	-	-	-	-	-	-	-	7,928
TOTAL CURRENT LIABILITIES	1,224	1,024	15,684	95,787	3,269	3,269	495,483	1,929,693

LONG-TERM DEBT
Security deposits	-	-	-	-	-	-	-	2,750
TOTAL LONG-TERM DEBT	-	-	-	-	-	-	-	2,750

TOTAL LIABILITIES	1,224	1,024	15,684	95,787	3,269	3,269	495,483	1,932,443

MEMBERS' EQUITY/(DEFICIT)	(774)	(474)	220,519	225,564	19,601	23,851	(190)	1,113,455

TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$450	$550	$236,203	$321,351	$22,870	$27,120	$495,293	$3,045,898

See accompanying notes to the consolidated and consolidating financial statements, which are an integral part of these consolidated and consolidating financial statements.

Neptune REM LLC and its Series

Audited Consolidated and Consolidating Balance Sheets as of December 31, 2025

(Audited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Garrison	Michter	Weller	Neptune REM	Consolidated
ASSETS
CURRENT ASSETS
Cash	$-	$-	$-	$-	$-	$-	$-	$-	$-	$48,039	$48,039
Accounts receivable - related party	-	-	-	-	-	-	100	-	-	-	100
Escrow receivable	-	-	-	33,300	10,630	47,680	175,360	31,900	35,090	-	333,960
Deferred offering costs	-	44,343	-	44,343	26,005	26,005	-	-	-	-	140,696
Other current assets	-	168	-	-	180	181	-	-	-		529
TOTAL CURRENT ASSETS	-	44,511	-	77,643	36,815	73,866	175,460	31,900	35,090	48,039	523,324

REAL ESTATE ASSETS	-	355,000	-	319,998	360,000	360,000	-	-	-	-	1,394,998
Less: accumulated depreciation	-	(21,000)	-	(19,560)	(22,303)	(20,364)	-	-	-	-	(83,227)
REAL ESTATE ASSETS, NET	-	334,000	-	300,438	337,697	339,636	-	-	-	-	1,311,771

TOTAL ASSETS	$-	$378,511	$-	$378,081	$374,512	$413,502	$175,460	$31,900	$35,090	$48,039	$1,835,095

LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)
CURRENT LIABILITIES
Accounts payable	$-	$14,384	$-	$10,369	$16,183	$7,557	$-	$-	$-	$-	$48,493
Accounts payable - related party	14,846	22,325	89,022	78,155	93,687	24,390	-	-	-	48,229	370,654
Notes payable - related party	-	51,530	-	209,721	316,955	240,080	-	-	-	-	818,286
Accrued liabilities	-	6,905	-	3,157	1,594	5,114	2,217	-	-	-	18,987
TOTAL CURRENT LIABILITIES	14,846	95,144	89,022	301,402	428,419	277,141	2,217	-	-	48,229	1,256,420

LONG-TERM DEBT
Security deposits	-	2,750	-	-	-	2,416	-	-	-	-	5,166
TOTAL LONG-TERM DEBT	-	2,750	-	-	-	2,416	-	-	-	-	5,166

TOTAL LIABILITIES	14,846	97,894	89,022	301,402	428,419	279,557	2,217	-	-	48,229	1,261,586

MEMBER'S EQUITY/(DEFICIT)	(14,846)	280,617	(89,022)	76,679	(53,907)	133,945	173,243	31,900	35,090	(190)	573,509

TOTAL LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)	$-	$378,511	$-	$378,081	$374,512	$413,502	$175,460	$31,900	$35,090	$48,039	$1,835,095

See accompanying notes to the consolidated and consolidating financial statements, which are an integral part of these consolidated and consolidating financial statements.

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Statements of Operations

For the Six Months Ended June 30, 2026

(Unaudited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Garrison
REVENUE, NET	$-	$13,750	$-	$12,000	$-	$15,166	$-

OPERATING EXPENSES
Sourcing fee	-	-	-	-	-	-	16,100
Management fee	-	6,645	-	5,760	4,500	6,616	3,610
Depreciation	-	5,727	-	5,335	1,939	5,818	3,295
Legal and accounting fees	-	1,531	-	2,781	2,513	2,781	2,781
Taxes and licenses	-	50	-	50	3,768	50	50
Repairs and maintenance	-	1,415	-	2,746	390	1,672	-
Commissions	-	-	-	-	-	-	650
Insurance	-	168	-	-	181	181	2,998
Utilities	-	-	-	-	-	-	1,164
Bank fees and service charges	-	9	-	194	318	200	191
Offering costs expense	-	-	-	-	41,738	-	-
Other fees	-	-	-	250	-	250	1,780
TOTAL OPERATING EXPENSES	-	15,545	-	17,116	55,347	17,568	32,619

INCOME/(LOSS) FROM OPERATIONS	-	(1,795)	-	(5,116)	(55,347)	(2,402)	(32,619)

OTHER INCOME (EXPENSE)
Other income	-	100	-	-	6,349	-	28
Gain (loss) on sale of assets	-	-	-	-	(17,823)	-	-
Disposition fee - related party	-	-	-	-	(21,600)	-	-
Interest expense	-	(2,152)	-	(5,610)	(2,906)	(6,885)	-
TOTAL OTHER INCOME (EXPENSE)	-	(2,052)	-	(5,610)	(35,980)	(6,885)	28

NET LOSS	$-	$(3,847)	$-	$(10,726)	$(91,327)	$(9,287)	$(32,591)

Weighted average membership interest	N/A	39,840	N/A	29,128	3,324	38,017	26,208
Loss per membership interest	N/A	$0.10	N/A	$0.37	$27.48	$0.24	$1.24

See accompanying notes to the consolidated and consolidating financial statements, which are an integral part of these consolidated and consolidating financial statements.

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Statements of Operations, continued

For the Six Months Ended June 30, 2026

(Unaudited)

	Michter	Weller	Jameson	Macallan	Melwood	Rossville	Neptune REM	Consolidated
REVENUE, NET	$-	$-	$-	$-	$-	$-	$-	$40,916

OPERATING EXPENSES
Sourcing fee	-	-	15,050	15,050	-	-	-	46,200
Management fee	-	-	-	-	-	-	-	27,131
Depreciation	-	-	394	381	-	-	-	22,889
Legal and accounting fees	1,024	1,024	1,463	1,463	269	269	-	17,899
Taxes and licenses	-	-	50	50	-	-	-	4,068
Repairs and maintenance	-	-	-	-	-	-	-	6,223
Commissions	-	-	583	598	-	-	-	1,831
Insurance	-	-	1,487	1,487	-	-	-	6,502
Utilities	-	-	223	184	-	-	-	1,571
Bank fees and service charges	-	-	-	-	-	-	-	912
Offering costs expense	-	-	-	-	-	-	-	41,738
Other fees	-	-	1,973	1,748	-	-	-	6,001
TOTAL OPERATING EXPENSES	1,024	1,024	21,223	20,961	269	269	-	182,965

INCOME/(LOSS) FROM OPERATIONS	(1,024)	(1,024)	(21,223)	(20,961)	(269)	(269)	-	(142,049)

OTHER INCOME (EXPENSE)
Other income	-	-	612	575	-	-	-	7,664
Gain (loss) on sale of assets	-	-	-	-	-	-	-	(17,823)
Disposition fee - related party	-	-	-	-	-	-	-	(21,600)
Interest expense	-	-	-	-	-	-	-	(17,553)
TOTAL OTHER INCOME (EXPENSE)	-	-	612	575	-	-	-	(49,312)

NET LOSS	$(1,024)	$(1,024)	$(20,611)	$(20,386)	$(269)	$(269)	$-	$(191,361)

Weighted average membership interest	416	562	11,969	9,504	71	86	N/A	N/A
Loss per membership interest	$2.46	$1.82	$1.72	$2.14	$3.79	$3.13	N/A	N/A

See accompanying notes to the consolidated and consolidating financial statements, which are an integral part of these consolidated and consolidating financial statements.

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Statements of Operations

For the Six Months Ended June 30, 2025

(Unaudited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Neptune REM	Consolidated
REVENUE	$5,775	$12,250	$-	$12,000	$-	$14,767	$-	$44,792

OPERATING EXPENSES
Depreciation	5,727	5,727	-	5,335	5,818	5,818	-	28,425
Taxes and licenses	3,480	3,480	-	2,328	3,997	3,989	-	17,274
Repairs and maintenance	1,538	1,873	330	1,688	7,877	1,466	-	14,772
Accounting fees	2,580	2,580	-	2,580	2,580	2,580	-	12,900
Bad debt	-	-	-	-	4,338	-	-	4,338
Insurance	1,008	1,008	-	-	1,087	1,087	-	4,190
TOTAL OPERATING EXPENSES	14,333	14,668	330	11,931	25,697	14,940	-	81,899

INCOME/(LOSS) FROM OPERATIONS	(8,558)	(2,418)	(330)	69	(25,697)	(173)	-	(37,107)

OTHER INCOME (EXPENSE)
Interest expense	(9,120)	(9,120)	(1,133)	(8,120)	(10,366)	(10,366)	-	(48,225)
TOTAL OTHER INCOME (EXPENSE)	(9,120)	(9,120)	(1,133)	(8,120)	(10,366)	(10,366)	-	(48,225)

NET LOSS	$(17,678)	$(11,538)	$(1,463)	$(8,051)	$(36,063)	$(10,539)	$-	$(85,332)

Weighted average membership interest	557	2,563	124	987	3,540	1,723	N/A	N/A
Loss per membership interest	$31.74	$4.50	$11.80	$8.16	$10.19	$6.12	N/A	N/A

See accompanying notes to the consolidated and consolidating financial statements, which are an integral part of these consolidated and consolidating financial statements.

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Statements of Members’ Equity/(Deficit)

For the Six Months Ended June 30, 2026

(Unaudited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Garrison
MEMBERS' EQUITY/(DEFICIT)
AT JANUARY 1, 2026	$(14,846)	$280,617	$(89,022)	$76,679	$(53,907)	$133,945	$173,243
Contributions	-	-	-	184,770	-	137,910	73,150
Dividends paid	-	(9,839)	-	(7,026)	-	(6,390)	(2,679)
Repurchased membership interests	-	(1,100)	-	(850)	(500)	(4,350)	(1,350)
Partner distributions	-	-	-	-	(95,319)	-	-
Net loss	-	(3,847)	-	(10,726)	(91,327)	(9,287)	(32,591)

MEMBERS' EQUITY/(DEFICIT)
AT JUNE 30, 2026	$(14,846)	$265,831	$(89,022)	$242,847	$(241,053)	$251,828	$209,773

Number of membership interests	-	39,840	-	35,090	-	39,685	26,759

See accompanying notes to the consolidated and consolidating financial statements, which are an integral part of these consolidated and consolidating financial statements.

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Statements of Members’ Equity/(Deficit), continued

For the Six Months Ended June 30, 2026

(Unaudited)

	Michter	Weller	Jameson	Macallan	Melwood	Rossville	Neptune REM	Consolidated
MEMBERS' EQUITY/(DEFICIT)
AT JANUARY 1, 2026	$31,900	$35,090	$-	$-	$-	$-	$(190)	$573,509
Contributions	-	-	243,080	246,450	19,870	24,120	-	929,350
Dividends paid	-	-	-	-	-	-	-	(25,934)
Repurchased membership interests	(200)	-	(1,950)	(500)	-	-	-	(10,800)
Partner distributions	(31,450)	(34,540)	-	-	-	-	-	(161,309)
Net loss	(1,024)	(1,024)	(20,611)	(20,386)	(269)	(269)	-	(191,361)

MEMBERS' EQUITY/(DEFICIT)
AT JUNE 30, 2026	$(774)	$(474)	$220,519	$225,564	$19,601	$23,851	$(190)	1,113,455

Number of membership interests	-	-	24,836	25,031	3,250	3,487	-	197,978

See accompanying notes to the consolidated and consolidating financial statements, which are an integral part of these consolidated and consolidating financial statements.

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Statements of Members’ Equity/(Deficit)

For the Six Months Ended June 30, 2025

(Unaudited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Neptune REM	Consolidated
MEMBERS' DEFICIT AT JANUARY 1, 2025	$(61,125)	$(58,430)	$(115,188)	$(57,384)	$(68,282)	$(88,561)	$(190)	$(449,160)
Contributions	3,014	89,180	-	22,721	50,730	26,827	13,936	206,408
Distributions	(226)	(636)	(1,387)	(284)	(1,007)	(379)	(13,936)	(17,855)
Net loss	(17,678)	(11,538)	(1,463)	(8,051)	(36,063)	(10,539)	-	(85,332)
								-
MEMBERS' DEFICIT AT JUNE 30, 2025	$(76,015)	$18,576	$(118,038)	$(42,998)	$(54,622)	$(72,652)	$(190)	$(345,939)

Number of membership interests	584	9,414	122	2,500	7,252	3,891	N/A	23,763

See accompanying notes to the consolidated and consolidating financial statements, which are an integral part of these consolidated and consolidating financial statements.

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Statements of Cash Flows

For the Six Months Ended June 30, 2026

(Unaudited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Garrison
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$-	$(3,847)	$-	$(10,726)	$(91,327)	$(9,287)	$(32,591)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation	-	5,727	-	5,335	1,939	5,818	3,295
(Gain) Loss on sale of property	-	-	-	-	17,823	-	-
Offering costs charged to expense	-	-	-	-	41,738	-	-
Change in assets and liabilities that provided (used) cash:
Accounts receivable	-	(1,850)	-	-	-	-	-
Accounts receivable - related party	-	-	-	(193,603)	(209,137)	(160,425)	100
Other current assets	-	168	-	-	180	180	-
Accounts payable	-	(11,440)	-	(7,710)	(8,647)	(4,630)	-
Accounts payable - related party	-	47,476	-	19,181	32,012	22,153	28,427
Accrued liabilities	-	(2,975)		(351)	(1,594)	(3,923)	(2,217)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	-	33,259	-	(187,874)	(217,013)	(150,114)	(2,986)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of real estate assets	-	-	-	-	-	-	(230,558)
Proceeds from sale of property	-	-	-	-	317,935	-	-
Security deposits	-	-	-	-	-	(2,416)	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-	-	-	-	317,935	(2,416)	(230,558)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	-	(22,320)	-	(22,320)	(15,733)	(22,320)	(10,537)
Contributions	-	-	-	218,070	10,630	185,590	248,110
Repurchased membership interests	-	(1,100)	-	(850)	(500)	(4,350)	(1,350)
Dividends paid	-	(9,839)	-	(7,026)	-	(6,390)	(2,679)
Partner distributions	-	-	-	-	(95,319)	-	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	-	(33,259)	-	187,874	(100,922)	152,530	233,544

NET CHANGE IN CASH	-	-	-	-	-	-	-
CASH AT BEGINNING OF PERIOD	-	-	-	-	-	-	-

CASH AT END OF PERIOD	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of cash flow information:

Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$2,152	$-	$5,610	$2,906	$6,885	$-

Supplemental disclosure of non-cash investing and financing activities:
Acquisition of property from Manager in exchange for note payable	$-	$-	$-	$-	$-	$-	$-
Deemed distributions to Manager from the acquistion of property paid by note payable to Manager	$-	$-	$-	$-	$-	$-	$-
Subscriptions receivable from escrow	$-	$-	$-	$-	$-	$-	$400

See accompanying notes to the consolidated and consolidating financial statements, which are an integral part of these consolidated and consolidating financial statements.

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Statements of Cash Flows, continued

For the Six Months Ended June 30, 2026

(Unaudited)

	Michter	Weller	Jameson	Macallan	Melwood	Rossville	Neptune REM	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,024)	$(1,024)	$(20,611)	$(20,386)	$(269)	$(269)	$-	$(191,361)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation	-	-	394	381	-	-	-	22,889
(Gain) loss on sale of property	-	-	-	-	-	-	-	17,823
Offering costs charged to expense	-	-	-	-	-	-	-	41,738
Change in assets and liabilities that provided (used) cash:
Accounts receivable	-	-	(1,487)	(1,487)	-	-	-	(4,824)
Accounts receivable - related party	-	-	(9,005)	-	-	-	(491,629)	(1,063,699)
Other current assets	-	-	-	-	-	-	-	528
Accounts payable	-	-	-	-	-	-	56,886	24,459
Accounts payable - related party	1,224	1,024	15,684	95,787	3,269	3,269	390,368	659,874
Accrued liabilities	-	-	-	-	-	-	-	(11,060)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	200	-	(15,025)	74,295	3,000	3,000	(44,375)	(503,633)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of real estate assets	-	-	(215,568)	(215,568)	(3,000)	(3,000)	-	(667,694)
Proceeds from sale of property	-	-	-	-	-	-	-	317,935
Security deposits	-	-	-	-	-	-	-	(2,416)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-	-	(215,568)	(215,568)	(3,000)	(3,000)	-	(352,175)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	-	-	(10,537)	(10,537)	-	-	-	(114,304)
Contributions	31,450	34,540	243,080	152,310	-	-	-	1,123,780
Repurchased membership interests	(200)	-	(1,950)	(500)	-	-	-	(10,800)
Dividends paid	-	-	-	-	-	-	-	(25,934)
Partner distributions	(31,450)	(34,540)	-	-	-	-	-	(161,309)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(200)	-	230,593	141,273	-	-	-	811,433

NET CHANGE IN CASH	-	-	-	-	-	-	(44,375)	(44,375)
CASH AT BEGINNING OF PERIOD	-	-	-	-	-	-	48,039	48,039

CASH AT END OF PERIOD	$-	$-	$-	$-	$-	$-	$3,664	$3,664

Supplemental disclosure of cash flow information:

Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-	$-	$-	$-	$17,553

Supplemental disclosure of non-cash investing and financing activities:
Acquisition of property from Manager in exchange for note payable	$-	$-	$-	$-	$-	$-	$-	$-
Deemed distributions to Manager from the acquistion of property paid by note payable to Manager	$-	$-	$-	$-	$-	$-	$-	$-
Subscriptions receivable from escrow	$450	$550	$-	$94,140	$19,870	$24,120	$-	$139,530

See accompanying notes to the consolidated and consolidating financial statements, which are an integral part of these consolidated and consolidating financial statements.

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Statements of Cash Flows

For the Six Months Ended June 30, 2025

(Unaudited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Neptune REM	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(17,678)	$(11,538)	$(1,463)	$(8,051)	$(36,063)	$(10,539)	$-	$(85,332)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	5,727	5,727	-	5,335	5,818	5,818	-	28,425
Bad debts	-	-	-	-	4,338	-	-	4,338
Change in assets and liabilities that provided (used) cash:
Rent receivable	-	2,750	-	-	-	-	-	2,750
Accounts receivable - related party	(8,699)	(19,146)	-	(9,322)	-	-	(23,967)	(61,134)
Other receivables	-	-	-	-	-	(241)	-	(241)
Accounts payable	3,480	3,480	-	2,328	3,997	3,990	-	17,275
Accounts payable - related party	23,207	19,363	12,620	9,993	22,917	11,021	7,854	106,975
Deferred revenue	(3,065)	-	-	-	-	(9,667)	-	(12,732)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,972	636	11,157	283	1,007	382	(16,113)	324

CASH FLOWS FROM INVESTING ACTIVITIES
Security deposits	(2,750)	-	-	-	-	-	-	(2,750)
NET CASH PROVIDED BY (USED) IN INVESTING ACTIVITIES	(2,750)	-	-	-	-	-	-	(2,750)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributions	4	-	-	1	-	(3)	13,936	13,938
Capital distributions	(226)	(636)	(1,387)	(284)	(1,007)	(379)	(13,936)	(17,855)
Payments on notes payable - related party	-	-	(9,770)	-	-	-	-	(9,770)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(222)	(636)	(11,157)	(283)	(1,007)	(382)	-	(13,687)

NET CHANGE IN CASH	-	-	-	-	-	-	(16,113)	(16,113)
CASH AT BEGINNING OF PERIOD	-	-	-	-	-	-	20,553	20,553

CASH AT END OF PERIOD	$-	$-	$-	$-	$-	$-	$4,440	$4,440

Supplemental disclosure of cash flow information:

Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$9,120	$9,120	$1,133	$8,120	$10,366	$10,366	$-	$48,225

Supplemental disclosure of non-cash investing and financing activities:
Subscriptions receivable from escrow	$5,840	$91,780	$-	$24,730	$66,220	$32,770	$-	$221,340

See accompanying notes to the consolidated and consolidating financial statements, which are an integral part of these consolidated and consolidating financial statements.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and 2025
(Unaudited)

1.	NATURE OF OPERATIONS

Neptune REM LLC, (the “Company”) was formed in the State of Delaware as a series limited liability company on November 7, 2022, and is a wholly-owned subsidiary of Terra Mint Group Corp (“Terra Mint”, the “Manager,” or the “Managing Member”), a Wyoming corporation. The Company’s business plan is to purchase and manage residential rental properties and offer non-accredited investors the opportunity to acquire fractional ownership of real estate assets through the Company and its Series. The Company and each Series are dependent upon additional capital resources for the commencement of its planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s and its Series’ planned principal operations or failing to profitably operate the business.

On March 20, 2023, the following Series LLCs were formed under the laws of Delaware as series of Neptune REM LLC:

•	The Cedar Ridge Series LLC (“Series Cedar Ridge”)

•	The Woody Creek Series LLC (“Series Woody Creek”)

•	The Dalmore Series LLC (“Series Dalmore”)

•	The Templeton Series LLC (“Series Templeton”)

On January 12, 2024, the following Series LLCs were formed under the laws of Delaware as series of Neptune REM LLC:

•	The Stag Series LLC (“Series Stag”)

•	The Blanton Series LLC (“Series Blanton”)

In September 2025, the following Series LLCs were formed under the laws of Delaware as series of Neptune REM LLC:

•	The Garrison Series LLC (“Series Garrison”)

•	The Michter Series LLC (“Series Michter”)

•	The Weller Series LLC (“Series Weller”)

In January 2026, the following Series LLCs were formed under the laws of Delaware as series of Neptune REM LLC:

•	The Jameson Series LLC (“Series Jameson”)

•	The Macallan Series LLC (“Series Macallan”)

In May 2026, the following Series LLCs were formed under the laws of Delaware as series of Neptune REM LLC:

•	The Melwood Series LLC (“Series Melwood”)

•	The Rossville Series LLC (“Series Rossville”)

The Series Templeton’s property was sold during the year ended December 31, 2024.

The Series Cedar Ridge’s property was sold during the year ended December 31, 2025.

The Series Stag’s property was sold during the six months ended June 30, 2026.

Terra Mint (“Manager”) is the sole and managing member of the Company and each of its Series.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and 2025
(Unaudited)

2.	GOING CONCERN

Our consolidated and consolidating financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplate the realization of assets and the liquidation of liabilities in the normal course of business. The Company and each listed Series had a lack of liquid assets, nominal cash, and limited operations since inception. For the periods ended June 30, 2026 and 2025, the Company and each listed Series had consolidated losses of $191,361 and $85,332, respectively. As of June 30, 2026 and December 31, 2025, the Company had consolidated working capital deficits of $504,614 and $733,095, respectively, and has yet to establish a business capable of generating sustained profits to fund its own operating and working capital requirements. These factors, among others, raise substantial doubt about the Company and each Series’ ability to continue as a going concern. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and each Series be unable to continue as a going concern. The Company and each Series’ ability to continue as a going concern is dependent upon our ability to raise additional debt or equity funding to meet our ongoing operating expenses and ultimately to establish a profitable business able to fund their own operating and working capital requirements. No assurances can be given that the Company and each Series will be successful in achieving these objectives.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated and consolidating financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We have selected December 31 as our financial year-end. The consolidated and consolidating financial statements as of June 30, 2026 and December 31, 2025, and for the six months ended June 30, 2026 and 2025, are presented using the accrual basis of accounting. Revenue is recognized when earned and expenses are recognized as they are incurred.

Unaudited Interim Financial Information

The accompanying consolidated and consolidating balance sheets as of June 30, 2026 and the consolidated and consolidating statements of operations, statements of changes in members’ equity/(deficit) and cash flows for the six-months ended June 30, 2026 and 2025, are unaudited. The unaudited interim consolidated and consolidating financial statements have been prepared on the same basis as the audited annual consolidated and consolidating financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of June 30, 2026 and the results of its operations and its cash flows for the six-months ended June 30, 2026 and 2025. The financial data and other information disclosed in these notes related to the six-months ended June 30, 2026 and 2025, are also unaudited. The results for the six-month period ended June 30, 2026, are not necessarily indicative of results to be expected for the year ending December 31, 2026, any other interim periods, or any future year or period.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and 2025
(Unaudited)

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Neptune REM LLC and each Series listed in Note 1 (collectively the “Series”). All inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

The presentation of consolidated and consolidating financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company and each Series consider all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.

The Company maintains cash balances in a non-interest-bearing account that currently did not exceed federally insured limits as of June 30, 2026 and December 31, 2025.

Fair Value Measurements

ASC topic 820, Fair Value Measurements and Disclosures (“ASC 820”), provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. ASC 820 defines the hierarchy as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as equities listed on the New York Stock Exchange.

Level 2 – Pricing inputs are other than quoted prices in active markets but are either directly or indirectly observable as of the reported date. The types of assets and liabilities in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using highly observable inputs.

Level 3 – Significant inputs to pricing that are unobservable as of the reporting date. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgement or estimation, such as complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and 2025
(Unaudited)

Our financial instruments consist of a loan from a related party and residential real estate rental properties. The carrying amount of the loans from a related party approximates its fair values because of its short-term maturity. The properties are recorded at cost and are considered level 3 investments due to the lack of observable input data used in the appraisal process for impairment analysis.

Expense Allocation

The Company and each of its Series allocate expenses among Series based on the nature of each expense. These allocations are performed systematically to reasonably reflect the expenses associated with each Series.

Real Estate Assets

Real Estate Assets consist of residential rental real estate. These assets are recorded at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of 27.5 years. Expenditures for major renewals and betterments that extend the useful lives of fixed assets are capitalized. Expenditures for routine maintenance and repairs are charged to expenses as incurred. The Company and each of its Series have adopted a policy to capitalize all assets with a cost greater than $1,000 and a useful life over 1 year. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the account, and any resulting gain or loss is recognized in income for the period.

Impairment of Assets

The Company and each Series, using its best estimates based on reasonable and supportable assumptions and projections, review the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. There were no losses or asset impairments recorded during the periods ended June 30, 2026 and 2025.

Reclassifications

Certain amounts in the statement of cash flows for the six months ended June 30, 2025 have been reclassified to conform to the current period presentation. Changes in escrow receivable, previously presented in operating activities, are now presented with contributions in financing activities. The reclassification had no effect on net loss, members' equity/(deficit), or net change in cash.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, service has been performed, the fee is fixed or determinable, and collectability is probable. Revenue generally is recognized net of allowances for returns, contractual adjustments, and any taxes collected from customers and subsequently remitted to governmental authorities. We apply the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

Step 1: Identify the contract(s) with customers.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to performance obligations.

Step 5: Recognize revenue when the entity satisfies a performance obligation.

The Company recognizes rental income from its portfolio of single-family residential homes in accordance with ASC 842, Leases. Rental income is recognized on a straight-line basis over the term of the lease, beginning at the lease commencement date, which is generally the date the tenant obtains control of the property. The lease agreements may include fixed monthly rent, as well as variable charges for items such as utilities, landscaping, maintenance services, and late fees. Tenants have the option to pay rent in advance, in which case, the Company records deferred revenue for the prepayment and recognize revenue as performance obligations are met.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and 2025
(Unaudited)

Advertising

Advertising costs are expensed to operations as they are incurred. There were no advertising costs incurred during the periods ended June 30, 2026 and 2025.

Stock-Based Compensation

The cost of equity instruments issued to employees and non-employees in return for goods and services is measured by the grant date fair value of the equity instruments issued in accordance with ASC 718, Compensation – Stock Compensation. The related expense is recognized as services are rendered or vesting periods elapse.

Organizational Costs

In accordance with FASB ASC 270, Organization Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Deferred Offering Costs

The Company and each Series complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity/(deficit) upon the completion of an offering or to expense if the offering is not completed. During the six months ended June 30, 2026, the Series Stag offering was not completed, and deferred offering costs of $41,738 were charged to expense. These costs are included in operating expenses in the consolidated and consolidating statements of operations.

Deferred offering costs as of June 30, 2026 and December 31, 2025 are as follows:

Deferred offering costs

Series	June 30, 2026	December 31, 2025
Dalmore	$66,663	$44,343
Woody Creek	66,663	44,343
Stag	-	26,005
Blanton	48,325	26,005
Garrison	10,537	-
Jameson	10,537	-
Macallan	10,537	-
Total	$213,262	$140,696

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and 2025
(Unaudited)

Earnings/(Loss) per Membership Interest

Upon completion of an offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” For each Series, earnings (loss) per membership interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

Income Taxes

The Company and each Series have elected to be taxed as a corporation. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of accounting and depreciation for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Each individual series records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets, primarily resulting from net operating loss carryforwards (“NOLs”), will not be realized. On a total consolidated basis, the Company’s and each Series’ NOLs as of June 30, 2026 and December 31, 2025 were approximately $671,009 and $479,648, respectively, which produced net deferred tax assets of $189,560 and $135,501, using the Company’s and each Series’ estimated future effective tax rate of 28.25%, as detailed in the tables below.

The 28.25% rate is calculated using the federal corporate tax rate of 21% plus the effective state tax rate of 7.25%.

Series	NOL Balance as of June 30, 2026	Deferred Tax Assets from NOLs as of June 30, 2026	Valuation Allowance	Net Deferred Tax Assets as of June 30, 2026
Cedar Ridge	$8,134	$2,298	$(2,298)	$-
Dalmore	76,305	21,556	(21,556)	-
Templeton	86,678	24,487	(24,487)	-
Woody Creek	87,894	24,830	(24,830)	-
Stag	195,103	55,117	(55,117)	-
Blanton	84,072	23,750	(23,750)	-
Garrison	32,591	9,207	(9,207)	-
Michter	1,024	289	(289)	-
Weller	1,024	289	(289)	-
Jameson	20,611	5,823	(5,823)	-
Macallan	20,386	5,759	(5,759)	-
Melwood	269	76	(76)	-
Rossville	269	76	(76)	-
Neptune REM	56,649	16,003	(16,003)	-
Total	$671,009	$189,560	$(189,560)	$-

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and 2025
(Unaudited)

Series	NOL Balance as of December 31, 2025	Deferred Tax Assets from NOLs as of December 31, 2025	Valuation Allowance	Net Deferred Tax Assets as of December 31, 2025
Cedar Ridge	$8,134	$2,298	$(2,298)	$-
Dalmore	72,458	20,469	(20,469)	-
Templeton	86,678	24,487	(24,487)	-
Woody Creek	77,168	21,800	(21,800)	-
Stag	103,776	29,317	(29,317)	-
Blanton	74,785	21,127	(21,127)	-
Neptune REM	56,649	16,003	(16,003)	-
Total	$479,648	$135,501	$(135,501)	$-

Under ASC 740-10-50 these conditions stated above are income tax position subject to evaluation regarding the possibility of the position being overturned upon examination by a taxing authority. Management believes these positions will not be overturned. No interest or penalties related to income taxes have been recognized in the statement of operations or statement of financial position. The Company uses a calendar year-end for income tax reporting purposes, and tax years back to and including the tax year ended December 31, 2022, are subject to examination by major taxing jurisdictions.

Recently Issued and Adopted Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements and each Series' financial statements. As new accounting pronouncements are issued, the Company and each Series will adopt those that are applicable under the circumstances.

4.     REAL ESTATE ASSETS

Real estate assets as of June 30, 2026 consisted of the following:

Description	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Garrison
Land	$-	$40,000	$-	$26,600	$-	$40,000	$-
Building	-	315,000	-	293,398	-	320,000	230,558
Total property	-	355,000	-	319,998	-	360,000	230,558
Less: accumulated depreciation	-	(26,727)	-	(24,894)	-	(26,182)	(3,295)
Property, net	$-	$328,273	$-	$295,104	$-	$333,818	$227,263

Description	Michter	Weller	Jameson	Macallan	Melwood	Rossville	Neptune REM	Consolidated
Land	$-	$-	$85,568	$89,818	$-	$-	$-	$281,986
Building	-	-	130,000	125,750	3,000	3,000	-	1,420,706
Total property	-	-	215,568	215,568	3,000	3,000	-	1,702,692
Less: accumulated depreciation	-	-	(394)	(381)	-	-	-	(81,873)
Property, net	$-	$-	$215,174	$215,187	$3,000	$3,000	$-	$1,620,819

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and 2025
(Unaudited)

Real estate assets as of December 31, 2025 consisted of the following:

Description	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Garrison
Land	$-	$40,000	$-	$26,600	$40,000	$40,000	$-
Building	-	315,000	-	293,398	320,000	320,000	-
Total property	-	355,000	-	319,998	360,000	360,000	-
Less: accumulated depreciation	-	(21,000)	-	(19,560)	(22,303)	(20,364)	-
Property, net	$-	$334,000	$-	$300,438	$337,697	$339,636	$-

Description	Michter	Weller	Jameson	Macallan	Melwood	Rossville	Neptune REM	Consolidated
Land	$-	$-	$-	$-	$-	$-	$-	$146,600
Building	-	-	-	-	-	-	-	1,248,398
Total property	-	-	-	-	-	-	-	1,394,998
Less: accumulated depreciation	-	-	-	-	-	-	-	(83,227)
Property, net	$-	$-	$-	$-	$-	$-	$-	$1,311,771

Land is recorded at the assessed value of the parcel, based on the respective counties’ most recent assessment. Depreciation expense was $22,889 and $28,425 for the periods ended June 30, 2026 and 2025, respectively. The properties were acquired from the Company’s and each Series’ Manager and recorded at the Manager’s historic costs, with the difference between such and the agreed-upon purchase price being recorded as a deemed distribution to the Manager.

The land and building associated with the Series Cedar Ridge was sold during the year ended December 31, 2025. A gain of $1,227 was recorded for the year ended December 31, 2025 on the sale of the real estate asset.

In September 2025, the Company entered into purchase agreements for three additional properties for Series Garrison, Series Michter, and Series Weller. The purchase of Series Garrison property was completed in February 2026. For Series Michter and Series Weller, the planned purchases were terminated in February 2026.

In May 2026, the Company completed the acquisition of additional properties for Series Jameson and Series Macallan.

The Stag Property was sold on February 27, 2026 for $350,000, less a seller credit of $7,650. A loss of $17,823 was recorded for the six months ended June 30, 2026 on the sale of the real estate asset, net of commissions and closing costs of $24,415 paid from the sale proceeds. The disposition fee payable to the Manager is presented separately (see Note 5).

5.     RELATED PARTY TRANSACTIONS

The Company and each Series is managed by Terra Mint, a Wyoming corporation and the managing member (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and each Series. The Company and each Series purchased the real estate assets described in Note 4 from the Manager.

As of June 30, 2026, the Company and its Series had the following related party balances due to the Manager:

Description	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Garrison
Accounts payable	$-	$45,324	$89,022	$49,335	$83,861	$15,267	$28,427
Notes payable	-	51,530	-	209,721	316,955	240,080	-
Interest payable *	$14,846	$24,477	$-	$48,001	$41,838	$31,275	-

Description	Michter	Weller	Jameson	Macallan	Melwood	Rossville	Neptune REM	Consolidated
Accounts payable	$1,224	$1,024	$15,684	$95,787	$3,269	$3,269	$438,597	$870,090
Notes payable	-	-	-	-	-	-	-	$818,286
Interest payable *	$-	$-	$-	$-	$-	$-	-	$160,437

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and 2025
(Unaudited)

As of December 31, 2025 the Company and its Series had the following related party balances due to the Manager:

Description	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Garrison
Accounts payable	$-	$-	$89,022	$35,764	$54,755	$-	$-
Notes payable	-	51,530	-	209,721	316,955	240,080	-
Interest payable *	$14,846	$22,325	$-	$42,391	$38,932	$24,390	$-

Description	Michter	Weller	Jameson	Macallan	Melwood	Rossville	Neptune REM	Consolidated
Accounts payable	$-	$-	$-	$-	$-	$-	$48,229	$227,770
Notes payable	-	-	-	-	-	-	-	$818,286
Interest payable *	$-	$-	$-	$-	$-	$-	$-	$142,884

* Interest payable is included in the accounts payable – related party caption on the balance sheets.

Refer to Note 6 for the terms associated with the notes payable and the interest expense incurred for the six months ended June 30, 2026 and 2025.

Assets Under Management Fee

On a quarterly basis beginning on the first quarter end date following the initial closing date of the issuance of interests in a Series, the Series shall pay the Managing Member the assets under management fee (“Asset Management Fee”), payable quarterly in arrears, equal to a 0.75% Asset Management Fee payable on the last day of the immediately preceding quarter. The Asset Management Fee shall be payable from the net operating rental income from each series and will be calculated as property, cash, cash equivalents, and the book value of the assets of the entity invested, directly or indirectly, in loans secured by real estate, or first mortgage bonds secured by real estate, before reserves for depreciation or bad debts or other similar non-cash reserves.

Additional Fees

Additional fees shall include: An ongoing management fee of eight percent (8%) of gross rent and fees to be deducted from gross rent during the management term of the series, a sourcing fee of up to seven percent (7%) of the purchase price of real estate acquired by the series, a disposition fee of six to eight percent (6%-8%) of the final gross sales price of a designated series, five and one-half percent (5.5%) renovation fees, administrative revenue and reimbursement of any expenses incurred by the manager on behalf of the Company or any of its series, and a two percent (2%) fee on any such advances made and Managing Member is entitled to twenty percent (20%) of distributions beyond original capital contribution returns upon the liquidation of a series.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and 2025
(Unaudited)

Contractual Obligations

These additional fees incurred by the Company and its Series are part of an ongoing management agreement Company and its Series have with the parent company and Manager which include the aforementioned assets under management fee, sourcing fee, disposition fee, and other fees. During the periods ended June 30, 2026 and 2025, the Company incurred the following sourcing fees:

Series	June 30, 2026	June 30, 2025
Garrison	$16,100	$-
Jameson	15,050	-
Macallan	15,050	-
Total	$46,200	$-

For all costs and expenses advanced by Manager to be reimbursed and repaid by Company and each Series in full, the Manager may charge up to two-percent (2%) each month as a fee on monthly reimbursable expenses and unpaid reimbursable expenses. During the periods ended June 30, 2026 and 2025, there were no additional charges made by the Manager on the reimbursable expenses incurred. During the six months ended June 30, 2026, the Manager charged management fees of $27,131 to Series Dalmore, Series Woody Creek, Series Stag, Series Blanton, and Series Garrison. The Manager has not waived the Asset Management Fee or the ongoing management fee for Series Jameson and Series Macallan, and has elected to defer collection of these fees until the disposition of each Series’ property. During the six months ended June 30, 2026, Series Stag incurred a disposition fee of $21,600 payable to the Manager in connection with the sale of the Stag Property in February 2026, equal to approximately 6.2% of the gross sales price of $350,000. The fee is presented as disposition fee - related party in the consolidated and consolidating statements of operations and remains unpaid and included in accounts payable - related party as of June 30, 2026. No disposition fees were incurred during the six months ended June 30, 2025. The Manager waived its entitlement to twenty percent (20%) of distributions in excess of the return of original capital contributions upon the liquidation of Series Stag, and waived interest on the Stag Promissory Note effective March 1, 2026 (see Note 6). In March 2026, the Manager received $205,000 of the proceeds from the sale of the Stag Property on behalf of Series Stag, which is included in accounts receivable - related party as of June 30, 2026. The Manager did not charge the Asset Management Fee or the ongoing management fee for the six months ended June 30, 2025.

6.     LONG-TERM DEBT

Notes Payable – Related Party

Notes payable to related parties consist of the following as of June 30, 2026:

On March 20, 2023, the Company executed several promissory notes with Terra Mint for each of the four single-family homes located in Omaha, Nebraska purchased from its Manager.

On January 12, 2024, the Company executed two additional promissory notes with Terra Mint related to the two single-family homes located in Omaha, Nebraska of Series Stag and Series Blanton.

The Series Cedar Ridge’s promissory note was partially repaid, and the remainder was extinguished after the sale of the property during the year ended December 31, 2025.

There are six separate promissory notes from the Manager. The notes have a term of 18 months commencing from the date on which an offering for the sale of our membership interests commences (“Maturity Date”), pursuant to a Form 1-A filed with and qualified by the Securities and Exchange Commission (the “Reg A Offering”), and bear interest at the minimum applicable federal rate at the date of issuance of 4.41% for Series Cedar Ridge, Series Dalmore, Series Templeton, and Series Woody Creek and 4.89% for Series Stag and Series Blanton. The maturity date of the loans was set as December 31, 2025 after the qualification of Reg A Offering on June 27, 2024. In December 2025, the notes were extended for an additional 6 months, making the new loan maturity date set for June 30, 2026. In September 2026, effective as of June 26, 2026, the Dalmore, Woody Creek, Blanton, and Stag notes were further extended to a maturity date of June 30, 2027, on otherwise unchanged terms. Effective March 1, 2026, following the sale of the Stag Property, the Manager waived interest on the Stag Promissory Note. Accordingly, no interest has been accrued on the Stag Promissory Note after February 28, 2026. The notes, plus accrued interest, are repayable in full within 14 days of the maturity date. The notes are unsecured. Series Stag sold its property during the six months ended June 30, 2026 and returned all investor funds on March 6, 2026 (see Notes 4 and 8). The Series Stag promissory note was not repaid from the sale proceeds, and principal of $316,955 remained outstanding as of June 30, 2026. The Series Stag note is included in the September 2026 extension to June 30, 2027 described above.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and 2025
(Unaudited)

If by the maturity date, the Company and each Series has not raised sufficient funds in the Reg A Offering to repay the principal amount of the notes plus accrued interest in full, any outstanding balance due shall be automatically converted into membership interests in the Company on the same terms as offered to investors in the offering. At the option of Terra Mint, funds available for repayment of the notes may be held in a borrower account, interest-free, after the maturity date.

Principal balances outstanding as of June 30, 2026, and December 31, 2025, are as follows:

Series	June 30, 2026	December 31, 2025
Dalmore	$51,530	$51,530
Woody Creek	209,721	209,721
Stag	316,955	316,955
Blanton	240,080	240,080
Total	$818,286	$818,286

Maturities on notes payable – related parties are as follows:

Period Ended	Amount
06/30/2027	$818,286
Total notes payable - related party	$818,286

Interest expense incurred for the periods ended June 30, 2026 and 2025, are as follows:

Series	June 30, 2026	June 30, 2025
Cedar Ridge	$-	$9,120
Dalmore	2,152	9,120
Templeton	-	1,133
Woody Creek	5,610	8,120
Stag	2,906	10,366
Blanton	6,885	10,366
Total	$17,553	$48,225

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and 2025
(Unaudited)

7.     COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company and its Series were not subject to any legal proceedings during the periods ended June 30, 2026 and 2025, and, to the best of our knowledge, no legal proceedings are pending or threatened.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and 2025
(Unaudited)

8.     MEMBER’S EQUITY/(DEFICIT)

The Company and each of its Series are managed by Terra Mint, a Wyoming corporation and our managing member (“the Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and each Series.

The Manager will be responsible for directing the management of our business and affairs, managing the day-to-day affairs, and implementing our investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to us.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Company and each of its Series expect the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of the distributions or determine that no distributions shall be made, in its sole discretion. Currently, the operating agreement distribution policy is to first compensate the Series members until they have received 100% of their original capital contributions, then 20% to the Managing Member and 80% to the Members.

During the period ended June 30, 2026 and 2025, the Company and each Series paid dividends to investors of $25,934 and $2,776, respectively. As of June 30, 2026 and December 31, 2025, the Company’s and each Series’ accrued and unpaid dividends outstanding were $7,928 and $18,987, respectively.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and 2025
(Unaudited)

During the year ended December 31, 2024, the Company commenced equity offering pursuant to Regulation A of the Securities Act of 1933. The Managing Member must purchase a minimum of 1% through the Offering and may purchase up to 9.8%. During the period ended June 30, 2026, the members’ contributions from the Regulation A offering amounted to $929,350. The number of shares outstanding for each Series is as follows:

Shares Outstanding
Series	June 30, 2026	December 31, 2025
Cedar Ridge	-	1
Dalmore	39,840	39,540
Woody Creek	35,090	16,643
Stag	-	9,853
Blanton	39,685	26,388
Garrison	26,759	19,450
Michter	-	3,190
Weller	-	3,509
Jameson	24,836	-
Macallan	25,031	-
Melwood	3,250	-
Rossville	3,487	-

For the Templeton Series LLC, Cedar Ridge Series LLC, and Stag Series LLC, all investor funds were fully returned on April 2, 2025, September 3, 2025, and March 6, 2026, respectively. In connection with the liquidation of Series Stag, Series Stag distributed $95,319 to its members, consisting of a return of capital of $90,780 and $4,539 representing appreciation on the Stag Property. These amounts are presented as partner distributions in the consolidated and consolidating statements of members' equity/(deficit).

For the Michter Series LLC and the Weller Series LLC, the planned property purchases were terminated in February 2026 (see Note 4) and all investor funds held in escrow were returned. Refunds were paid from escrow between January 9, 2026 and May 18, 2026 for Series Michter and between December 1, 2025 and June 26, 2026 for Series Weller, and were completed as of June 30, 2026.

The debts, obligations, and liabilities of the Company and each of its Series, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company and each of its Series, and no member of the Company and each of its Series is obligated personally for any such debt, obligation, or liability.

9.     SUBSEQUENT EVENTS

The Company and each of its Series have evaluated all subsequent events through September 30, 2026, the date the consolidated and consolidating financial statements and each Series’ financial statements were available to be issued.

Subsequent to June 30, 2026 and through September 22, 2026, the Company sold 7,339 membership interests of The Melwood Series LLC for gross proceeds of $70,270 and 8,034 membership interests of The Rossville Series LLC for gross proceeds of $80,690.

No other Series sold a material number of membership interests subsequent to June 30, 2026.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and 2025
(Unaudited)

On September 10, 2026, Series Rossville acquired a single-family home for a purchase price of $259,900, funded with subscription proceeds released from escrow and a $176,355 intercompany loan from Terra Mint, the Manager. Series Melwood has entered into a $183,150 intercompany loan agreement and promissory note with Terra Mint to fund the balance of the $280,000 purchase price of its property, which is expected to close on or about October 15, 2026. The Rossville and Melwood loans bear simple interest at 4.49% per annum, mature on the fifth anniversary of the advance date, are repayable from the net proceeds of subsequent closings and any sale or refinancing of the property, and are unsecured, with recourse limited to the assets of the applicable Series.

In September 2026, effective as of June 26, 2026, the related-party notes of Series Dalmore, Series Woody Creek, Series Blanton, and Series Stag were extended to a maturity date of June 30, 2027 (see Note 6).

ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

No.	Exhibit Description
2.1*	Certificate of Formation of Neptune REM, LLC

2.2*	Second Amended and Restated Operating Agreement of Neptune REM, LLC

3.1*	Form of Series Designation of The Cedar Ridge Series, a series of Neptune REM, LLC

3.2*	Form of Series Designation of The Dalmore Series, a series of Neptune REM, LLC

3.3*	Form of Series Designation of The Templeton Series, a series of Neptune REM, LLC

3.4*	Form of Series Designation of The Woody Creek Series, a series of Neptune REM, LLC

3.5*	Form of Series Designation of The Blanton Series, a series of Neptune REM, LLC

3.6*	Form of Series Designation of The Stag Series, a series of Neptune REM, LLC

3.7*	Form of Series Designation of The Garrison Series, a series of Neptune REM, LLC

3.8*	Form of Series Designation of The Macallan Series, a series of Neptune REM, LLC

3.9*	Form of Series Designation of The Jameson Series, a series of Neptune REM, LLC

3.10*	Form of Series Designation of The Melwood Series, a series of Neptune REM, LLC

3.11*	Form of Series Designation of The Rossville Series, a series of Neptune REM, LLC

4.1*	Form of Subscription Agreement of The Cedar Ridge Series, a series of Neptune REM, LLC

4.2*	Form of Subscription Agreement of The Dalmore Series, a series of Neptune REM, LLC

4.3*	Form of Subscription Agreement of The Templeton Series, a series of Neptune REM, LLC

4.4*	Form of Subscription Agreement of The Woody Creek Series, a series of Neptune REM, LLC

4.5*	Form of Subscription Agreement of The Blanton Series, a series of Neptune REM, LLC

4.6*	Form of Subscription Agreement of The Stag Series, a series of Neptune REM, LLC

4.7*	Form of Subscription Agreement for Realbricks Referral Program

4.8*	Form of Subscription Agreement of The Garrison Series, a series of Neptune REM, LLC

4.9*	Form of Subscription Agreement of The Macallan Series, a series of Neptune REM, LLC

4.10*	Form of Subscription Agreement of The Jameson Series, a series of Neptune REM, LLC

4.11*	Form of Subscription Agreement of The Melwood Series, a series of Neptune REM, LLC

7

4.12*	Form of Subscription Agreement of the Rossville Series, a series of Neptune REM, LLC

6.1*	Broker Dealer Agreement, dated August 17, 2023 between Neptune REM, LLC and Dalmore Group, LLC

6.2*	Form of Purchase and Sale Agreement dated March 20, 2023, between Neptune REM, LLC and The Cedar Ridge Series, a series of Neptune REM, LLC

6.3*	Form of Purchase and Sale Agreement dated March 20, 2023, between Neptune REM, LLC and The Dalmore Series, a series of Neptune REM, LLC

6.4*	Form of Purchase and Sale Agreement dated March 20, 2023, between Neptune REM, LLC and The Templeton Series, a series of Neptune REM, LLC

6.5*	Form of Purchase and Sale Agreement dated March 20, 2023, between Neptune REM, LLC and The Woody Creek Series, a series of Neptune REM, LLC

6.6*	Form of Property Management Agreement dated March 21, 2023, between Neptune REM, LLC and The Cedar Ridge Series, a series of Neptune REM, LLC

6.7*	Form of Property Management Agreement dated March 21, 2023, between Neptune REM, LLC and The Dalmore Series, a series of Neptune REM, LLC

6.8*	Form of Property Management Agreement dated March 21, 2023, between Neptune REM, LLC and The Templeton Series, a series of Neptune REM, LLC

6.9*	Form of Property Management Agreement dated March 21, 2023, between Neptune REM, LLC and The Woody Creek, a series of Neptune REM, LLC

6.10*	Form of Purchase and Sale Agreement dated January 12, 2024, between Neptune REM, LLC and The Blanton Series, a series of Neptune REM, LLC

6.11*	Form of Purchase and Sale Agreement dated January 12, 2024, between Neptune REM, LLC and The Stag Series, a series of Neptune REM, LLC

6.12*	Form of Property Management Agreement dated January 12, 2024, between Neptune REM, LLC and The Blanton Series, a series of Neptune REM, LLC

6.13*	Form of Property Management Agreement dated January 12, 2024, between Neptune REM, LLC and The Stag Series, a series of Neptune REM, LLC

6.14*	Stock Repurchase Agreement, dated January 27, 2025, between Terra Mint Group, Corp. and the Estate of Ahmed Mohamed Khaleel

6.15*	Uniform Purchase Agreement for the sale of the Templeton Property, dated November 7, 2024

6.16*	Form of Property Management Agreement, dated August 13, 2025, between Neptune REM, LLC and The Garrison Series, a series of Neptune REM, LLC

6.17*	Home Purchase Agreement for the Garrison Property, dated September 17, 2025, between Neptune REM, LLC and D.R. Horton, Inc.

8

6.18*	Home Purchase Agreement for the Macallan Property, dated January 23, 2026, between Neptune REM, LLC and D.R. Horton, Inc.

6.19*	Home Purchase Agreement for the Jameson Property, dated January 23, 2026, between Neptune REM, LLC and D.R. Horton, Inc.

6.20*	Uniform Purchase Agreement for the sale of the Cedar Ridge Property, dated July 3, 2025

6.21*	Form of Property Management Agreement for the Melwood Property, dated May 4, 2026

6.22*	Home Purchase Agreement for the Melwood Property, dated April 30, 2026, between Neptune REM, LLC and D.R. Horton, Inc.

6.23*	Form of Property Management Agreement for the Rossville Property, dated May 4, 2026

6.24*	Home Purchase Agreement for the Rossville Property, dated April 25, 2026, between Neptune REM, LLC and D.R. Horton, Inc.

6.25*	Form of Property Management Agreement for the Jameson Property, dated January 30, 2026

6.26*	Form of Property Management Agreement for the Macallan Property, dated January 30, 2026

6.27	Form of Promissory Note

6.28	Blanton Promissory Note Extension Agreement, effective December 8, 2025

6.29	Dalmore Promissory Note Extension Agreement, effective December 8, 2025

6.30	Stag Promissory Note Extension Agreement, effective December 8, 2025

6.31	Woody Creek Promissory Note Extension Agreement, effective December 8, 2025

6.32	Uniform Purchase Agreement for the sale of the Stag Property, dated February 7, 2026

6.33	Blanton Promissory Note Second Extension Agreement, effective June 26, 2026

6.34	Dalmore Promissory Note Second Extension Agreement, effective June 26, 2026

6.35	Woody Creek Promissory Note Second Extension Agreement, effective June 26, 2026

6.36	NCPS PPEX ATS Company Agreement

6.37	Secondary Brokerage Agreement

6.38	NCIT Software and Services License Agreement

6.39	Intercompany Loan Agreement and Promissory Note, between Terra Mint Group, Corp., as Lender, and Neptune REM, LLC, acting for and on behalf of The Melwood Series LLC, as Borrower, dated September 14, 2026

6.40	Intercompany Loan Agreement and Promissory Note, between Terra Mint Group, Corp., as Lender, and Neptune REM, LLC, acting for and on behalf of The Rossville Series LLC, as Borrower, dated September 14, 2026

8.1*	Escrow Agreement dated [*], 2023, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Cedar Ridge Series, a series of Neptune REM LLC

9

8.2*	Escrow Agreement dated [*], 2023, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Dalmore Series, a series of Neptune REM LLC

8.3*	Escrow Agreement dated [*], 2023, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Templeton Series, a series of Neptune REM LLC

8.4*	Escrow Agreement dated [*], 2023, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Woody Creek Series, a series of Neptune REM LLC

8.5*	Escrow Agreement dated [*], 2024, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Blanton Series, a series of Neptune REM LLC

8.6*	Escrow Agreement dated [*], 2024, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Stag Series, a series of Neptune REM LLC

8.7*	Escrow Agreement, dated [*], 2026, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Garrison Series, a series of Neptune REM LLC

8.8*	Escrow Agreement, dated [*], 2026, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Macallan Series, a series of Neptune REM LLC

8.9*	Escrow Agreement, dated [*], 2026, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Jameson Series, a series of Neptune REM LLC

8.10*	Escrow Agreement, dated [*], 2026, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Melwood Series, a series of Neptune REM LLC

8.11*	Escrow Agreement, dated [*], 2026, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Rossville Series, a series of Neptune REM LLC

* Previously filed.

10

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neptune REM LLC, a Delaware limited liability company

By:	Terra Mint Group, Corp., a Wyoming corporation, its managing member

By:	/s/ Chris Gerardi
	Name:	Chris Gerardi
	Title:	Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Terra Mint Group, Corp., a Wyoming Corporation

SIGNATURE	TITLE	DATE

/s/ Chris Gerardi	Chief Executive Officer, Chief Financial Officer, Principal Executive Officer, Principal Financial Officer, and Director, Terra Mint Group, Corp.	October 1, 2026
Chris Gerardi

11